UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Change in Company’s Certifying Accountants

Dismissal of PricewaterhouseCoopers LLP

On June 16, 2026, the Audit Committee of the Board of Directors (the “Audit Committee”) of NovaBridge Biosciences (“NovaBridge” or the “Company”) approved the dismissal of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm, effective immediately.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2025 and 2024, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent period through June 16, 2026, there were (i) no disagreements (as that term is described in Item 16F(a)(1)(iv) of Form 20-F), between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in PwC’s reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) other than the material weaknesses related to ineffective information technology general controls (“ITGCs”) that existed as of December 31, 2025 and 2024 as reported in Item 15 in the Company’s annual reports on Form 20-F filed with the SEC on April 7, 2026 and April 3, 2025, respectively.

The Company provided PwC with a copy of the disclosures it is making in this Current Report on Form 6-K and requested that PwC furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not PwC agrees with the above disclosures and, if not, stating the respects in which PwC does not agree. A copy of PwC’s letter to the SEC, dated June 16, 2026, is attached herewith as Exhibit 16.1 to this Current Report on Form 6-K.

Engagement of Deloitte Touche Tohmatsu Certified Public Accountants LLP

On June 16, 2026, the Audit Committee approved the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, effective immediately.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent period through June 16, 2026, neither the Company nor anyone on its behalf consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as that term is described in Item 16F(a)(1)(iv) of Form 20-F) of Regulation S-K and the related instructions), or (iv) any reportable event (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

Incorporation by Reference

The information set forth in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Predecessor Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: June 16, 2026